UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TILT Holdings Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

88688R104

(CUSIP Number)

February 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88688R104	Schedule 13G	Page 2 of 5

1.	NAME OF REPORTING PERSON Mark Scatterday
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 75,689,158(a)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 75,689,158(a)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,689,158(a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%(b)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Represents (i) 1,300,000 shares of common stock, no par value (“Common Shares”), of the TILT Holdings Inc. (the “Issuer”) held by the Reporting Person, (ii) 27,182,540 limited partnership units (the “Units”) of Jimmy Jang L.P. (“Jimmy Jang”), a subsidiary of the Issuer, held by Mak One LLLP (“Mak One”), the partnership interests of which are 100% owned by the Reporting Person, with each Unit being convertible together with one right (“Right”) of the Issuer for one Common Share at any time upon request of the Reporting Person; (iii) 27,182,540 Rights held by Mak One, (iv) 1,666,667 Common Shares subject to options held by the Reporting Person that are exercisable within 60 days of February 15, 2023, and (v) 45,539,951 warrants to purchase Common Shares, held by Mak One, that are exercisable at any time prior to their expiration, which were acquired pursuant to that certain First Amendment to Secured Note Purchase Agreement, dated February 15, 2023, by and among the Issuer, Jimmy Jang, Baker Technologies, Inc., Commonwealth Alternative Care, Inc., Jupiter Research, LLC, Jordan Geotas, as noteholder representative, and each of the purchasers and AP noteholders thereto. As reported by the Issuer to the Reporting Person, there were 333,694,012 Common Shares issued and outstanding as of December 31, 2022.

(b)	Beneficial ownership percentage is based upon 333,694,012 Common Shares issued and outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of Common Shares beneficially owned by the Reporting Person.

CUSIP No. 88688R104	Schedule 13G	Page 3 of 5

Item 1.

(a)	Name of issuer: TILT Holdings Inc.

(b)	Address of issuer’s principal executive offices:

2801 E. Camelback Road #180

Phoenix, Arizona 85016

Item 2.

(a)	Name of person filing: Mark Scatterday

(b)	Address of principal business office or, if none, residence:

c/o Snell & Wilmer L.L.P.

350 South Grand Avenue, Suite 3100

Los Angeles, CA 90071

(c)	Citizenship: United States of America

(d)	Title of class of securities: common shares, no par value

(e)	CUSIP No: 88688R104

Item 3.	Type of filing

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See Item 9 on the cover page hereto.

(b)	Percent of class:

See Item 11 on the cover page hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page hereto.

CUSIP No. 88688R104	Schedule 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2023
(Date)

By:	/s/ Mark Scatterday
Name:	Mark Scatterday